Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

26 February 2007

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

Dlw 3/20

Mobistar NV/SA – Kolonel Bourgstraat 149 rue Colonel Bourg
Brussel 1140 Bruxelles – tel. 02 745 71 11 – fax 02 745 70 00
www.mobistar.be – Fortis 210-0233334-04
tva-btw be 456.810.810 – RPR-RPM 0456.810.810 (Brussel-Bruxelles)

mobistar

END